EXHIBIT 99.1

November 8, 2011

Immediate Report

To:         The Tel Aviv Stock Exchange
The Israeli Securities Authority

Further to the immediate report dated September 22, 2011 filed by Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) with respect to the memorandum of understanding signed between its subsidiary, Pelephone Communications Ltd. ("Pelephone") and Mirs Communications Ltd. ("Mirs"), the Company announced that on November 8, 2011, the full agreement was signed by the parties.

According to the agreement, Mirs will purchase exclusively from Pelephone domestic roaming services utilizing Pelephone’s HSPA/UMTS network, for Mirs subscribers, and the parties will cooperate on the sites. The agreement will be in effect until December 31, 2014 and is subject to the approval of the Antitrust Commissioner, to the extent required, and the approval of the parties' authorized organs.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.